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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 AMENDMENT NO. 4
                                       TO
                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                             SLM INTERNATIONAL, INC.
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                               (Name of applicant)

                              c/o Maska U.S., Inc.
                                   77 Route 25
                             Pierson Industrial Park
                               Bradford, VT  05033
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                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                TO BE QUALIFIED:

              TITLE OF CLASS                         AMOUNT
------------------------------------------       --------------
14% Senior Secured Notes due April 1, 2004       $29,000,000(*)


Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

Name and address of agent for service:             With a copy to:

D. Bruce Randall, Esq.                             David W. Pollak, Esq.
SLM International, Inc.                            Morgan, Lewis & Bockius LLP
c/o Maska U.S., Inc.                               101 Park Avenue
77 Route 25                                        New York, NY  10178
Pierson Industrial Park
Bradford, VT  05033

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  (*)   The amount to be qualified shall include the initial $29,000,000 in principal amount to be issued, along with additional amounts of 14% Senior Secured Notes due April 1, 2004 issued as interest payments. Under the Indenture to be qualified, the first interest payment and (subject to certain restrictions) up to 4% per annum of interest thereafter may be payable by the issuance of additional Senior Secured Notes.

      The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

      Contents of Application for Qualification.

      This application for qualification comprises:

      (a)   Pages numbered 1 through 5, consecutively.

      (b)   The following exhibits:

      *T3A Amended and Restated Certificate of Amendment of SLM International, Inc., effective upon the consummation of the Transactions.

      *T3B Amended and Restated By-laws of SLM International, Inc., effective upon the consummation of the Transactions.

      *T3C Indenture, dated as of March __, 1997, to be entered into among SLM International, Inc., the Guarantors named therein and The Bank of New York, as Trustee, relating to the Senior Secured Notes.

      +T3E First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code (as modified), dated as of November 12, 1996, in re: SLM International, Inc.; Sport Maska Inc.; Maska U.S., Inc.; #1 Apparel, Inc.; #1 Apparel Canada Inc.; St. Lawrence Manufacturing Canada Inc.; and Mitchel & King Skates Ltd.

      *T3F        Cross-reference sheet (included as part of Exhibit T3C).

      *T3G        Form T-1 of The Bank of New York.

      ------------------

      *    Previously filed.
      +    Filed herewith.

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                                   SIGNATURES

      Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SLM International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 4 to Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Laurent, and the Province of Quebec, Canada, on the 26th day of March, 1997.

                                          SLM INTERNATIONAL, INC.

                                          By:    /s/  RUSSELL J. DAVID
                                             ----------------------------------
                                             Name:  Russell J. David
                                             Title: Vice President - Finance

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                                  EXHIBIT INDEX

Document                                                             Page Number
--------                                                             -----------

*T3A   Amended and Restated Certificate of Incorporation of SLM
       International, Inc., effective upon the consummation of the Transactions.

*T3B Amended and Restated By-laws of SLM International, Inc., effective upon the consummation of the Transactions.

*T3C Indenture, dated as of March __, 1997, to be entered into among SLM International, Inc., the Guarantors named therein and The Bank of New York, as Trustee, relating to the Senior Secured Notes.

+T3E First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code (as modified), dated as of November 12, 1996, in re: SLM International, Inc.; Sport Maska Inc.; Maska U.S., Inc.; #1 Apparel, Inc.; #1 Apparel Canada Inc.; St. Lawrence Manufacturing Canada Inc.; and Mitchel & King Skates Ltd.

*T3F   Cross-reference sheet (included as part of Exhibit T3C).

*T3G   Form T-1 of The Bank of New York.

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 *    Previously filed.
 +    Filed herewith.